UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: December 29, 2020	By /s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated December 28, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Candidature for Part-Time Chairperson.

Exhibit I

December 28, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005, USA

Sub: Candidature for Part-Time Chairperson

Dear Sir / Madam,

We wish to inform you that pursuant to the recommendations of the Nomination & Remuneration Committee, the Board of Directors of HDFC Bank Ltd (“the Bank”) at its meeting held today, has recommended the appointment of the Part-Time Chairperson of the Bank and has submitted its recommendation to the Reserve Bank of India for approval under Section 35B of the Banking Regulation Act, 1949. Further disclosure in this regard will be made after receipt of communication from the Reserve Bank of India.

The tenure of the existing Part-Time Chairperson of the Bank, Mrs. Shyamala Gopinath, shall end at the close of business hours of January 1, 2021, pursuant to the tenure approved by the Reserve Bank of India.

Kindly note that the Board of Directors of the Bank shall, pursuant to Section 104 of the Companies Act, 2013, elect amongst themselves an Independent Director to chair the meetings of the Board/ relevant Committees till such time the new Part-time Chairperson is inducted on the Board of the Bank pursuant to approval by the Reserve Bank of India.

Yours faithfully,

For HDFC Bank Ltd

Sd/-

Augustine Quadros

Sr. Executive Vice President- Legal & Secretarial